SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS FOR URGENT ATC REFORM IN EUROPE
60 FLIGHTS CANCELLED, 150 FIRST WAVE DEPARTURES DELAYED DUE TO
ATC "STAFF SHORTAGES" & "EQUIPMENT FAILURE"

Ryanair, Europe's No.1 airline, today (28 Jun) apologised to its passengers for the excessive flight delays and over 60 flight cancellations caused by European ATC underperformance yesterday (Thurs 27 Jun) and again today (Fri 28 Jun), which is affecting all European airlines.

ATC services, which have had the benefit of no French ATC strike disruption this summer, continue to underperform (despite flight volumes being 5% behind 2019 levels) with repeated "staff shortages" and now "equipment failure" in its Maastricht centre. On Thurs 27th Jun, more than 30% of Ryanair's 3,500 flights were delayed due to ATC delays. 16 aircraft were out of base on Thurs night due to ATC delays, which meant that aircraft missed their airport curfew landing times. This morning, 25% of Ryanair's first wave departures (150 of 600 aircraft) were delayed due to ATC "staff shortages" and "equipment failure" in the ATC Maastricht centre. These repeated flight delays and cancellations due to ATC mismanagement are unacceptable.

Ryanair's Chief Ops Officer Neal McMahon said:

"ATC services in Europe this summer are at their worst levels ever. Ryanair and many other European airlines are having our schedules repeatedly delayed, flights cancelled, and passengers disrupted due to the mismanagement of European ATC. We call on Raul Medina, DG of Eurocontrol, to explain why Europe's ATC centres are repeatedly short staffed and now claiming "equipment failures" at the Maastricht centre, which is affecting all European airlines. It is unacceptable that 1 in every 4 of Ryanair's first wave departures today were delayed due of ATC staff shortages and equipment failures.

Over the last 3 years, Europe's ATC fees have risen by record levels, but staffing and service levels have continued to decline. We call on EU Commission President Ursula von der Leyen to take action to urgently reform Europe's shambolic ATC services. Eurocontrol DG Raul Medina must now act to deliver an efficient and effective ATC service to Europe's citizens. These repeated ATC delays and cancellations are unacceptable. We apologise to our passengers for these repeated ATC flight delays and flight cancellations, which are deeply regrettable but beyond Ryanair's control."

ENDS

For further information
please contact:                              Press Office
Ryanair DAC
Tel: +353-1-9451799
press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 28 June, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary